SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 1, 2009

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Andrew Sukawaty agrees to extend term of office

1st October 2009: Inmarsat plc (LSE:ISAT), the leading provider of global mobile satellite communications services, today announces that Andrew Sukawaty has accepted a proposal from the Inmarsat plc Board of Directors to extend his role as Chairman and Chief Executive Officer until 30 September 2011 and then to move to the role of Chairman until at least 30 September 2012.

John Rennocks, Deputy Chairman said, “The Board is delighted Andy will continue to lead the business. We believe that with Andy’s background and experience, he is uniquely placed to lead the business in the next exciting stage of developments in the industry.”

In connection with today’s announcement, there are no changes to Mr Sukawaty’s terms of employment and the existing Long Term Incentive Plan from 2007 will remain in place with the term extended to coincide with the revised date of 30 September 2012. The Board will put in place deferred share bonus awards for each of the financial years ending 31 December 2010 and 2011, with details to be announced when the awards are made.

- ends -

About Inmarsat

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31st December 2008, Inmarsat plc had total revenue of US$996.7 million (2007: US$576.5 million) with an EBITDA of US$531.2 million (2007: US$388.1 million). For more information, please visit www.inmarsat.com.

For further information, please contact:

Investor enquiries Simon Ailes Inmarsat Telephone: +44 20 7728 1518 Email: simon_ailes@inmarsat.com	Media enquiries Chris McLaughlin Inmarsat Mobile: +44 7796 276033 Email: chris_mclaughlin@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: October 1, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: October 1, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer